UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of Directors of Origin Agritech Limited

On August 25, 2017, the Board of Directors (“Board”) of Origin Agritech Limited (“Company”) appointed two new directors to the Board, Mr. Weibin Yan and Dr. Zheng James Chen, the latter of whom was the Chief Financial Officer of the Company from 2012 to 2016.

The new directors will receive compensation in line within the general parameters of compensation granted to all the other non-executive members of the Board.

Mr. Yan has been determined by the Board to be an independent director, and both Mr. Yan and Dr. Chen have been determined by the Board to be financial experts because of their respective educational backgrounds and their extensive experience in executive leadership positions and participation in financial reporting for private and public companies. Mr. Yan was also appointed to the audit committee of the Company and will serve as its chairman going forward.

Mr. Weibin Yan, 51, has been the Chairman and Executive Director of Ausnutria Dairy Corporation Ltd., with principal places of business located in mainland China, Hong Kong and the Netherlands, a company focused on production, distribution and sales of infant formula since June 2013. Mr. Yan founded Ausnutria Dairy (China) Co., Ltd. in 2003 and served as its Chairman since that time. From April 2010 to December 2011 and June 2012 to January 2016, Mr. Yan was the Vice-Chairman of the Board of Directors of Yuan Longping High-Tech Agriculture Co. Ltd., located in Changsha, Hunan Province of China, a company focused on seed industry. Mr. Yan was the CFO of Yuan Longping High-Tech Agriculture Co., Ltd. from April 2010 to June 2012, he was also a director and CEO of Yuan Longping High-Tech Agriculture Co., Ltd. from 2004 to April 2010 and December 2011 to June 2012.  Mr. Yan was also a managing director and vice president of Hunan Ava Seed Co., Ltd., which had been a listed company on the Shenzhen Stock Exchange. Mr. Yan graduated from the Economic and Management Engineering Department and Business School of Hunan University with a bachelor's degree in engineering and a master's degree in business  administration.

 Mr. Yan has been appointed as a director of the Company because of his extensive operating experience in companies active in the seed industry in China and his financial reporting acumen from holding senior executive positions in various companies, including a public listed company.

Dr. Zheng James Chen, 52, has been the Chief Financial Officer of Zhejiang Jishang Youxuan, a company engaged in online shopping business, headquartered in Zhejiang, China, since August 2017.  Dr. Chen served as the Chief Financial Officer of Aoxing Pharmaceutical, a company engaged in pain management pharmaceuticals and located in Hebei, China, from February 2016 to August 2017.  Prior to Aoxing, Dr. Chen was the Chief Financial Officer of Origin Agritech from 2012 to 2015. Dr. Chen also served as an Investment Manager at Abu Dhabi Investment Authority and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. He has been a director and the chairman of the Audit Committee of the Board of Directors of China Finance Online (NASDAQ: JRJC) since 2015.

Dr. Chen has been appointed as a director of the Company because of his extensive financial industry experience, his knowledge of accounting principles, his experience as a chief financial officer, including his familiarity with the Company’s operations from his past employment with the Company, and his experience as a director of private and public companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ William Niebur
Name:	William Niebur
Title:	President and CEO

Dated: August 31, 2017